
HAECO

Our Ref.: CSA/CPA12/24

8th March 2006

BY REGISTERED MAIL
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA




06011635

Dear Sirs,

Hong Kong Aircraft Engineering Company Limited
Exemption No. 82-3846

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose for your record a copy of the Company's press announcement published today in The Standard.

Yours faithfully,
HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

Lorence Wong
Deputy Company Secretary

Encls.

c.c. Eugenia Lee, BONY-HK (w/o encls.) – Fax No. 2877 0863
Bryan Ho, BONY-NY (w/o encls.) – Fax No. 002-1-212-571-3050

LW/sn
P:\sn\haeco\24\ltr_2006

Hong Kong Aircraft Engineering Company Limited
Company Secretary's Department
35th Floor, Two Pacific Place, 88 Queensway, Hong Kong
Tel: (852) 2840 8879 Fax: (852) 2845 5445 G.P.O. Box 1 Hong Kong

SWIRE

Wednesday, March 8, 2006 The Standard



The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 44)

Announcement
Revised Annual Caps for Continuing Connected Transactions with JSSHK

Reference is made to the Company's announcement dated 1st December 2004 in connection with the Services Agreement between the Company and JSSHK of the same date.

Due to the growth in HAECO Group's business operations, the levels of service fees to be paid by the Company to JSSHK under the Services Agreement in 2006 and 2007 are projected to be significantly higher than those envisaged at the time of entering into the Services Agreement. The audited amount of service fees paid by the Company in 2005 of HK$27,566,000 was within the annual cap of HK$30,000,000 for 2005. The Company has revised the annual caps on the service fees payable by the Company to JSSHK under the Services Agreement in respect of the two years ending 31st December 2006 and 2007 to HK$45,000,000 and HK$50,000,000 respectively.

As the applicable percentage ratios as defined under Rule 14.07 of the Listing Rules on the revised annual caps under Services Agreement exceed 0.1% but are below 2.5% on annual basis for the two years ending on 31st December 2007, the revision of the annual caps is subject to the announcement and reporting requirements of Chapter 14A of the Listing Rules.

Background

Reference is made to the Company's announcement dated 1st December 2004 in connection with the Services Agreement between the Company and JSSHK of the same date.

Due to the growth in HAECO Group's business operations,

Opinion of the Directors

The Directors, including the independent non-executive Directors, confirm that the revision of the annual caps for the Services Agreement is in the ordinary and usual course of business of the Company, on normal commercial terms, fair and reasonable and in the interests of the Company and its shareholders as a whole.

the levels of service fees to be paid by the Company to JSSHK under the Services Agreement in 2006 and 2007 are projected to be significantly higher than those envisaged at the time of entering into the Services Agreement. The audited amount of service fees paid by the Company in 2005 of HK$27,566,000 was within the annual cap of HK$30,000,000 for 2005.

The annual caps

The Company has revised the annual caps on the service fees payable by the Company to JSSHK under the Services Agreement in respect of the two years ending 31st December 2006 and 2007 as set out below. This revision is based on the audited service fees of HK$27,566,000 paid by the Company to JSSHK under the Services Agreement in 2005 and the projected volume of the Transactions from 2006 to 2007 taking into account the projection of the growth of HAECO Group's business operations and the projected increase in staff being seconded from JSSHK to the Company for managing the expanded business operations.

Services Agreement	2006	2007
(HK$ Million)		
Former annual caps	30	30
Revised annual caps	45	50

Reasons for, and benefits of, the Transactions

Since 1992, the Company has had agreements with members of the Swire Group for the provision of management support services. The Company has considerably benefited from the management expertise and other services provided by the Swire Group.

Connected transaction of the Company

JSS is the holding company of Swire Pacific Limited which owns approximately 32.5% of the issued capital of the Company and JSSHK, a wholly-owned subsidiary of JSS, is therefore a connected person of the Company under the Listing Rules.

Compliance with Listing Rules

As the applicable percentage ratios as defined under Rule 14.07 of the Listing Rules on the revised annual caps under the Services Agreement exceed 0.1% but are below 2.5% on annual basis for the two years ending on 31st December 2007, the revision of the annual caps is subject to the announcement and reporting requirements of Chapter 14A of the Listing Rules.

The Company will comply with the continuing obligations under Rules 14A.37-41 of the Listing Rules and will re-comply with the relevant Listing Rules if any of the annual caps is exceeded, when the Services Agreement is renewed or when there is a material change to the terms of the Services Agreement.

Directors

The Directors of the Company as at the date of this announcement are:

Executive Directors: P.K. Chan, J.C.G. Bremridge, J.R. Gibson, M. Hayman;

Non-Executive Directors: D.M. Turnbull (Chairman), D.G. Cridland, D.C.Y. Ho, P.A. Johansen, A.N. Tyler; and

Independent Non-Executive Directors: R.E. Adams, J.S. Dickson Leach, and L.K.K. Leong.

Definitions

"Company" or "HAECO"	Hong Kong Aircraft Engineering Company Limited, the principal activity of which is the provision of overhaul and maintenance services for commercial aircraft.
"Directors"	The directors of the Company.
"HAECO Group"	HAECO and its subsidiaries.
"JSS"	John Swire & Sons Limited, a private investment holding company incorporated in England.
"JSSHK"	John Swire & Sons (H.K.) Limited, a private investment holding company incorporated in Hong Kong and wholly owned by JSS.
"Services Agreement"	The Services Agreement dated 1st December 2004 between HAECO and JSSHK.
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
"Swire Group"	JSS and its subsidiaries.
"Transactions"	The continuing connected transactions contemplated in the Services Agreement.

By Order of the Board

Hong Kong Aircraft Engineering Company Limited
David Fu
Company Secretary
Hong Kong, 7th March 2006


SWIRE



HAECO

Our Ref.: CSA/CPA12/20,24

8th March 2006

BY REGISTERED MAIL
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

Dear Sirs,

Hong Kong Aircraft Engineering Company Limited
Exemption No. 82-3846

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we enclose copies of the following documents for your attention:

(a) Results Announcement Form; and
(b) Final Results Announcement published today in Hong Kong in The Standard.

Yours faithfully,
For HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED



Lorence Wong
Deputy Company Secretary

Encls.

c.c. Eugenia Lee, BONY-HK (w/o encls.) – Fax No. 2877 0863
Bryan Ho, BONY-NY (w/o encls.) – Fax No. 002-1-212-571-3050

LW/sn
P:\sn\haeco\20\2005 Final\ltr_SEC US

Hong Kong Aircraft Engineering Company Limited
Company Secretary's Department
35th Floor, Two Pacific Place, 88 Queensway, Hong Kong
Tel: (852) 2840 8879 Fax: (852) 2845 5445 G.P.O. Box 1 Hong Kong

SWIRE

To : Listing Division of The Stock Exchange of Hong Kong Limited
Information Services Department of The Stock Exchange of Hong Kong Limited

From : Hong Kong Aircraft Engineering Company Limited (Name of Company) — No. of pages: 2

Mr. David Fu	2840 8862	7th March 2006
(Responsible Official)	(Contact Telephone Number)	(Date)

Name of listed company: Hong Kong Aircraft Engineering Company Limited (Stock code: 44)
Year end date: 31st December 2005
Currency: HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period?
✓ Yes ☐ No

To be published in the newspapers
☐ Summarised results announcement ☐ Full results announcement ✓ Early adoption of new disclosure requirements

Auditors' Report
☐ Qualified ☐ Modified ✓ Unqualified ☐ N/A

		(Audited/~~Unaudited~~) Current Period from 1/1/2005 to 31/12/2005 (HK$)		(Audited/~~Unaudited~~) Last Corresponding Period from 1/1/2004 to 31/12/2004 (HK$)
Turnover	:	3,121 million		2,134 million *
Profit/(Loss) from Operations	:	501 million		222 million
Net Finance Income/(Charges)	:	7 million		(3 million)
Share of Profit/ (Loss) of Associates	:	N/A		N/A
Share of After-tax Profit/ (Loss) of Jointly Controlled Entities	:	267 million		256 million *
Profit/ (Loss) after Taxation & MI	:	618 million		438 million
% Change over Last Period	:	+41.4%		
EPS/ (LPS) - Basic *(in Dollars)*	:	HK$3.72		HK$2.63
- Diluted *(in Dollars)*	:	N/A		N/A
Extraordinary ("ETD") Gain/ (Loss)	:	N/A		N/A
Profit/ (Loss) after ETD Items	:	618 million		438 million
Final Dividend per Share	:	HK$1.10		HK$0.77
(specify if with other options)	:	N/A		N/A
B/C Dates for Final Dividend	:	2nd May 2006	to	9th May 2006 bdi
Payable Date	:	19th May 2006		
B/C Dates for Annual General Meeting	:	2nd May 2006	to	9th May 2006 bdi
Other Distribution for Current Period	:	N/A		
B/C Dates for Other Distribution	:	N/A	to	N/A

For and on behalf of
HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

David Fu
Secretary

Any description or an explanatory note attached?
✓ Yes (Number of pages attached: 1) ☐ No

Explanatory Note

* The figures of turnover and share of after-tax profit/(loss) of jointly controlled entities of the last corresponding period have been restated due to adoption of the new/revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards issued by the Hong Kong Institute of Certified Public Accountants.

Hong Kong Aircraft Engineering Company Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 44)


HAECO

2005 Final Results

		2005	2004	Change %
Turnover	HK$ million	**3,121**	2,134	46.3%
Attributable profit	HK$ million	**618**	438	41.4%
Earnings per share	HK$	**3.72**	2.63	41.4%
Dividends per share	HK$	**1.60**	1.09	46.8%

CHAIRMAN'S STATEMENT

Results

All areas of the Group's activities experienced strong demand and produced improved results, leading to profit attributable to shareholders increasing by 41% to HK$618 million. The improvement in results reflects not only increased level of activity throughout the Group but also better margins due to high utilisation. Turnover at the Company's operations in Hong Kong grew by 12% and that of Taikoo (Xiamen) Aircraft Engineering Company Limited ("TAECO"), which had become a subsidiary in October 2004, increased by 19%. The turnover at Hong Kong Aero Engine Services Limited ("HAESL"), a jointly controlled company, was 18% higher.

Your Directors have recommended a final dividend for 2005 of HK$1.10 per share which, together with the interim dividend of HK$0.50 per share paid on 26th September 2005, results in a total distribution for the year of HK$1.60 per share, representing an increase of 47% over the total dividends declared for 2004.

Investments

The Company is building a second hangar at Hong Kong International Airport which is expected to open at the end of 2006.

TAECO opened its fourth double-bay hangar at Xiamen airport in December 2005 and is constructing a fifth double-bay hangar to open in the third quarter of 2007.

Staff

The strong result for the year reflects the excellent qualities and hard work of the staff of more than 8,000 whom the Group employs. On behalf of the shareholders, I should like to thank them for their continuing support.

Board of Directors

Mr. Chan Ping Kit, the Deputy Chairman and Chief Executive Officer, reached normal retirement age during the year and has contracted to work for the Company for a further three years.

Outlook

Demand for the HAECO Group's services remains robust. Line maintenance at Hong Kong International Airport should benefit from additional movements and strong demand for heavy maintenance is expected. However, additional staff training and other costs will be incurred during 2006 in preparation for the opening of the second hangar shortly before the end of the year. TAECO is expected to grow significantly in step with the added use of its newly opened fourth hangar. HAESL has strong demand but was operating at full capacity during 2005 and thus has little room to grow. Overall the prospects for 2006 are good but improving on the excellent results achieved in 2005 will be a challenge.

David Turnbull
Chairman
Hong Kong, 7th March 2006

which will allow it to fully enclose a third Boeing 747 in the mid-hangar position in one of its hangars. It manufactures some parts used for Boeing 747-400 passenger to freighter conversions.

The majority of TAECO's work is heavy maintenance for which Japan Airlines, Cathay Pacific Airways and All Nippon Airlines are its most substantial customers. During 2005 TAECO also started working for The Boeing Company on the conversion of Boeing 747-400 passenger aircraft to freighters. The first aircraft was successfully completed and re-delivered to Cathay Pacific Airways in December 2005. TAECO expects to operate three lines of conversions for its contract with Boeing which covers up to thirty-three such conversions for the period up to end 2010. It has signed a memorandum of understanding with Boeing for a further seventeen aircraft to bring the potential total to fifty.

TAECO line maintenance operations, while still representing only a small percentage of its total turnover, continued to expand. In December 2005, the line maintenance operations handled a 1,026 flights in Beijing, Shanghai and Xiamen.

TAECO is building a new training centre in order to provide additional headcount to match the growth in its facilities and provide staff for other maintenance operations in China. At the end of 2005 TAECO's headcount totalled 2,945.

Hong Kong Aero Engine Services Limited

HAESL (45% owned) had another busy year with throughput of engines and engine equivalents in 2005 of 202 compared to 190 for 2004. The Group's share of after-tax profit improved by 46% to HK$229 million. HAESL enhanced its component repair capability during the year. Its honeycomb repair and bearing support repair units received the first two "gold centres of excellence" awards granted by Rolls-Royce Aero Repair & Overhaul. HAESL's customers include Cathay Pacific Airways, Emirates Airlines and Rolls-Royce. Singapore Aero Engine Services Pte. Limited ("SAESL"), in which HAESL has a 20% interest, increased its turnover and profitability.

Financial Review

	2005 HK$M	2004 HK$M	Change %
Consolidated profit and loss account			
Turnover	**3,121**	2,134	46%
Turnover comprises sales by HAECO and TAECO. The growth is partly due to starting to consolidate TAECO's turnover from 15th October 2004 when it became a subsidiary company.			
Comparing full year numbers, the increase in turnover comprises a 12% increase for the Company's Hong Kong operations and a 19% increase for TAECO.			
Operating profit	**501**	222	126%
The increase in operating profit is driven primarily by the growth in turnover and the consolidation of a full year's results for TAECO. It comprises a 49% increase for the Company's Hong Kong operations and a 18% increase for TAECO.			
Share of after-tax results of jointly controlled companies	**267**	256	4%
Excluding TAECO's HK$70 million contribution in 2004, the increase is HK$81 million or 44% and is mainly contributed by HAESL.			
Profit attributable to the Company's shareholders	**618**	438	41%

Consolidated Profit and Loss Account

for the year ended 31st December 2005

	Note	2005 HK$M	2004 HK$M
Turnover	2	**3,121**	2,134
Operating expenses:			
Staff remuneration and benefits		**(1,425)**	(1,151)
Cost of direct material and job expenses		**(680)**	(403)
Depreciation and amortisation		**(202)**	(144)
Insurance and utilities		**(107)**	(74)
Operating lease rentals – land and buildings		**(53)**	(52)
Repairs and maintenance		**(81)**	(48)
Other operating expenses		**(72)**	(40)
Operating profit		**501**	222
Net finance income/(charges)		**7**	(3)
Net operating profit		**508**	219
Share of after-tax results of jointly controlled companies		**267**	256
Profit before taxation		**775**	475
Taxation	3	**(65)**	(24)
Profit for the year		**710**	451
Attributable to:			
The Company's shareholders		**618**	438
Minority interests		**92**	13
		710	451
Dividends			
Interim – paid		**83**	53
Final – proposed		**183**	128
	4	**266**	181
Earnings per share attributable to the Company's shareholders (basic and diluted)	5	**HK$3.72**	HK$2.63

Consolidated Balance Sheet

at 31st December 2005

	Note	2005 HK$M	2004 HK$M
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment		**2,442**	2,095
Leasehold land and land use rights		**192**	197
Intangible assets		**6**	8
Jointly controlled companies		**671**	719
Retirement benefit assets		**177**	199
Deferred tax assets		**7**	11
		3,495	3,229
Current assets			
Stocks of aircraft parts		**78**	71
Work in progress		**88**	79
Debtors and prepayments	6	[illegible]	[illegible]

1. Basis of principal accounting policies (continued)

(iv) Certain comparative amounts have been reclassified to conform to the current year's presentation. The change relates to a more meaningful reclassification among operating expense categories.

2. Turnover and segmental information

Turnover represents the aggregated amounts invoiced to customers and changes in work in progress.

Since the Group is primarily engaged in the business of commercial aircraft overhaul, modification and maintenance in Hong Kong and Mainland China and has no significant secondary activity, no further business segmental information has been reported. A geographical segment analysis of the Group's financial information is provided.

Reporting by geographical segment for the year ended 31st December:

	Operating principally in Hong Kong		Operating in Mainland China		Inter-segment elimination		Total	
	2005 HK$M	2004 HK$M	2005 HK$M	2004 HK$M	2005 HK$M	2004 HK$M	2005 HK$M	2004 HK$M
Turnover	**2,260**	1,973	**928**	168	**(67)**	(7)	**3,121**	2,134
Operating profit	**300**	201	**201**	21			**501**	222
Net finance income/(charges)	**3**	(4)	**4**	1			**7**	(3)
Share of after-tax results of jointly controlled companies	**248**	173	**19**	83			**267**	256
Profit before taxation	**551**	370	**224**	105			**775**	475
Profit for the year	**504**	342	**206**	109			**710**	451
Profit attributable to the Company's shareholders	**504**	342	**114**	96			**618**	438
Capital expenditure	**205**	83	**341**	33			**546**	116
Depreciation	**108**	126	**87**	15			**195**	141
Amortisation	**2**	2	**5**	1			**7**	3
Impairment of stocks – reversal	**(6)**	(4)	**–**	–			**(6)**	(4)
Auditor's remuneration – statutory audit fees	**1**	1					**1**	1

Analysis of net assets and equity of the Group by geographical segment at 31st December:

	Operating principally in Hong Kong		Operating in Mainland China		Inter-segment elimination		Total	
	2005 HK$M	2004 HK$M	2005 HK$M	2004 HK$M	2005 HK$M	2004 HK$M	2005 HK$M	2004 HK$M
Jointly controlled companies	**599**	669	**72**	50	**–**	–	**671**	719
Other assets	**2,962**	2,475	**1,439**	1,200	**(39)**	(27)	**4,362**	3,648
Long-term loan	**–**	(96)	**–**	–	**–**	–	**–**	(96)
Other liabilities	**(773)**	(551)	**(201)**	(143)	**39**	27	**(935)**	(667)
Net assets	**2,788**	2,497	**1,310**	1,107	**–**	–	**4,098**	3,604
Equity attributable to the Company's shareholders	**2,783**	2,492	**729**	617	**–**	–	**3,512**	3,109
Minority interests	**5**	5	**581**	490	**–**	–	**586**	495
Total equity	**2,788**	2,497	**1,310**	1,107	**–**	–	**4,098**	3,604

3. Taxation

	Group 2005 HK$M	Group 2004 HK$M
Current taxation:		
Hong Kong profits tax	**19**	–
Overseas tax	**14**	1
	33	1
Deferred taxation:		
Decrease in deferred tax assets	**4**	(6)
Increase in deferred tax liabilities	**28**	29
	65	24

REVIEW OF OPERATIONS

The Company's profit attributable to its shareholders comprises:

	2005 HK$M	2004 HK$M	Change %
HAECO Hong Kong operations	**256**	167	53%
Share of:			
TAECO	**102**	84	21%
HAESL	**229**	157	46%
Other jointly controlled companies	**31**	30	3%
	618	438	41%

HAECO Hong Kong operations

The Company's Hong Kong operations comprises heavy maintenance at hangars and line maintenance at the passenger and cargo terminals at Hong Kong International Airport as well as component overhaul at Tseung Kwan O and inventory technical management.

Line maintenance had a busy year with the average number of movements handled by HAECO increasing by 13% to 253 per day.

The heavy maintenance division employs 1,200 people (2004: 1,010), who provide customers with a comprehensive range of scheduled maintenance checks and in addition undertake periodic checks, modifications and overhaul work on a wide variety of aircraft types. It was busy throughout the year with 1.64 million man-hours sold, a 15% increase over 2004. The division competes on price, availability of space, turnround time and quality of workmanship with other Maintenance and Repair Organisations worldwide. Approximately 53% of its work was for airlines based outside Hong Kong.

The Company is building a second hangar at Hong Kong International Airport. Given strong demand for heavy maintenance the design of this hangar has been enhanced to enable a full range of heavy maintenance to be simultaneously performed on two aircraft of up to Boeing 747 size plus one aircraft of up to Boeing 787 size. With the enhancements, the cost of the hangar is estimated at HK$440 million. The hangar is expected to open before the end of 2006 and eventually employ about 600 staff generating an additional 800,000 man-hours.

The overhaul division occupies 7,000 square metres of modern workshop space at Tseung Kwan O and employs around 200 people. Utilisation of these facilities during the year was reasonable.

The Company's inventory technical management service for rotable spares continues to expand. It now includes Airbus 340-600, 340-500, 330-300 and 300-600F. The net book value of these spares at the year-end was HK$180 million (2004: HK$103 million).

Taikoo (Xiamen) Aircraft Engineering Company Limited

TAECO opened its fourth double-bay hangar at Xiamen airport in December 2005 and is building a fifth hangar which is expected to open in the third quarter of 2007. It is also purchasing a mobile tail dock operations HK$256 million, TAECO HK$102 million and HAESL's Hong Kong operation HK$229 million.

	2005	2004	Change
Consolidated balance sheet			
Non-current assets	**3,495**	3,229	8%
The majority of the net increase of HK$266 million during the year arose from HK$546 million capital expenditure offset by HK$202 million depreciation and amortisation.			
Net current assets			
Net liquid funds	**877**	572	53%
Working capital assets	**643**	562	14%
Working capital liabilities	**(598)**	(494)	21%
Net current assets	**922**	640	44%
The increase in working capital assets and liabilities is driven by the growth in the Group's business volume.			
Consolidated cashflow statement			
Net cash generated from operating activities	**843**	314	168%
The HK$530 million was generated by HAECO's own operations and HK$313 million by TAECO.			
Purchases of property, plant and equipment	**546**	109	401%
Capital expenditure during 2005 included HK$312 million on new hangars and related equipment and HK$93 million on rotables managed for airlines.			
Dividends and loan repayments received from jointly controlled companies	**318**	132	141%
Dividends received in 2005 comprised HK$299 million from HAESL and HK$19 million from Goodrich Asia-Pacific.			

Net liquid funds and financing

The Group's deposits and net cash equivalents of HK$877 million at 31st December 2005 and its continued strong operating cash flow is sufficient to meet its planned operating, working capital and capital expenditure requirements for 2006.

Corporate governance

The Board is committed to a high standard of corporate governance and throughout the year the Company has complied with all but one of the code provisions set out in the Code on Corporate Governance Practices ("the Code") contained in Appendix 14 of the Listing Rules. The one exception to the code occurred at its Annual General Meeting for 2005, when the Company deviated from Code Provision E.2.2 requiring the Chairman of a meeting to indicate to the meeting the level of proxies lodged on each resolution, and the balance for and against the resolution, after it has been dealt with on a show of hands. It is intended that in future general meetings, voting will be conducted by poll. Details of corporate governance can be found in the 2005 annual report.

The annual results for the year have been reviewed by the Audit Committee of the Company.


SWIRE

	Note	2005	2004
[illegible]		895	576
		1,538	1,138
Current liabilities			
Creditors and accruals	6	**581**	483
Term loan due within one year		**–**	4
Short-term bank loans		**18**	–
Taxation		**17**	11
		616	498
Net current assets		**922**	640
Total assets less current liabilities		**4,417**	3,869
Non-current liabilities			
Long-term loan		**–**	96
Receipt in advance		**122**	–
Deferred tax liabilities		**197**	169
		319	265
NET ASSETS		**4,098**	3,604
Equity attributable to the Company's shareholders			
Share capital	7	**166**	166
Reserves		**3,346**	2,943
		3,512	3,109
Minority interests		**586**	495
TOTAL EQUITY		**4,098**	3,604

1. Basis of principal accounting policies

The accounts have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") and the disclosure requirements set out in the Listing Rules of the Hong Kong Stock Exchange. Accounting policies have been changed to comply with changes in HKFRS requirements. Apart from certain presentational changes as set out below, the adoption of the above HKFRS standards and interpretations does not have any material effect on the accounts.

(i) HKAS 1 "Presentation of financial statements" has affected the presentation of minority interests, share of net after-tax results of jointly controlled companies and other disclosures.

(ii) The adoption of revised HKAS 17 "Leases" has resulted in a change in the accounting policy relating to the reclassification of leasehold land and land use rights from property, plant and equipment to operating leases. The up-front prepayments made for the leasehold land and land use rights are expensed in the profit and loss account on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the profit and loss account. In prior years, the leasehold land and land use rights were accounted for at cost less accumulated depreciation and accumulated impairment.

(iii) Turnover represents the aggregated amounts invoiced to customers and changes in work in progress. In prior years, turnover included the aggregated amount invoiced to customers only.

Provision for Hong Kong profits tax has been made by the Company of HK$19 million (2004: nil). Hong Kong profits tax is calculated at 17.5% (2004: 17.5%) on the estimated assessable profits for the year. Overseas tax is calculated at tax rates prevailing in the respective jurisdictions.

Share of after-tax results of jointly controlled companies is stated after taxation charge of HK$48 million for the year (2004: HK$45 million).

4. Dividends

	Company 2005 HK$M	Company 2004 HK$M
Interim, paid on 26th September 2005, of HK$0.50 per share (2004: HK$0.32 per share)	**83**	53
Final, proposed, of HK$1.10 per share (2004: HK$0.77 per share)	**183**	128
	266	181

Subject to the approval of the 2005 final dividend by the shareholders at the Annual General Meeting on 9th May 2006, it is expected that this dividend of HK$1.10 per share will be paid on 19th May 2006 to shareholders registered on 9th May 2006. The shareholders' register will be closed from 2nd May 2006 to 9th May 2006, both dates inclusive.

5. Earnings per share (basic and diluted)

Earnings per share are calculated by reference to the profit attributable to the Company's shareholders of HK$618 million (2004: HK$438 million) and to the weighted average of 166,324,850 (2004: 166,324,850) ordinary shares in issue.

6. Debtors and creditors

The credit terms given to customers vary and are generally based on their individual financial strengths. Credit evaluations of trade debtors are performed periodically to minimise any credit risk associated with receivables.

The aged analysis of trade debtors and creditors under six months was as follows:

	Group 2005	Group 2004	Company 2005	Company 2004
Debtors	**96%**	98%	**95%**	99%
Creditors	**98%**	98%	**97%**	95%

7. Share capital

During 2005 no purchase, sale or redemption of the shares of the Company has been effected by the Company or its subsidiary companies (2004: nil).

Directors

The Directors of the Company as at the date of this announcement are:

Executive Directors: P.K. Chan, J.C.G. Bremridge, J.R. Gibson, M. Hayman;
Non-Executive Directors: D.M. Turnbull (Chairman), D.G. Cridland, D.C.Y. Ho, P.A. Johansen, A.N. Tyler; and
Independent Non-Executive Directors: R.E. Adams, J.S. Dickson Leach, and L.K.K. Leong

Website: http://www.haeco.com

The detailed results containing all the information required by the Listing Rules will be published on the website of the Stock Exchange (http://www.hkex.com.hk) in due course.